

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 15, 2006

W. Derek Avlesworth
Chief Financial Officer
Baytex Energy Trust
Suite 2200, 205-5th Avenue S.W.
Calgary, Alberta T2P 2V7 Canada

>   **Re: Baytex Energy Trust**
>   **Form 40-F for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **Response Letter Dated October 18, 2006**
>   **File No. 001-32754**

Dear Mr. W. Derek Avlesworth:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2005

Managements' Discussion and Analysis, page 1

1. We note your response to prior comments three and four. It continues to remain unclear how you have presented with equal or greater prominence the most directly comparable measure calculated in accordance with GAAP and reconciled these per unit cash flow measures to the most directly comparable measure calculated in accordance with GAAP given the absence of a comparable measure under Canadian GAAP. In this regard we note CICA 1540.53 to 55.

Evaluation of Disclosure Controls and Procedures, page 27

2. We note your response to prior comment five. Please note that your disclosure as set forth on page three indicates that there have been no significant changes to the Company's controls which does not comply with the requirement to disclosure <u>any</u> change in your internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fiscal period that has "materially affected, or is reasonably likely to materially affect, your internal control over financial reporting." Please revise your disclosure accordingly, if true or otherwise advise.

<u>Financial Statements</u>

<u>Note 4 Corporate Acquisition</u>

3. We note your response to prior comment eight indicating that you have concluded that the acquisition of the West Stoddart area in Northeast British Columbia on December 22, 2004 and producing properties in the Celtic area of Saskatchewan do not qualify as business acquisitions under SFAS 141 or EITF Issue 98-3.   However we note that these interests appear to be producing properties which typically meet the definition of a business for U.S. GAAP reporting purposes. Please explain how you considered the guidance in the Division of Corporation Finance's *Frequently Requested Accounting and Financial Reporting Interpretations and Guidance*, It*em C. Financial Statements for Acquired Oil & Gas Producing Properties of Part III. Guidance About Financial Statement Requirements* which can be located at our website at:

   http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm.

<u>Note 19 Differences Between Canadian and United States Generally Accepted Accounting Principles</u>

4. We note your response to prior comment 13 indicating you will expand your future disclosures regarding how you consider the cost of properties not being amortized in your full costs ceiling analysis. Please provide us with the text of your intended disclosure.

<u>Closing Comments</u>

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters and Jim Murphy at (202) 551-3703 regarding comments on engineering matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief